FUNDRISE

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How Fundrise works


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At Fundrise, we've made sophisticated investing accessible to everyone. With our smart technology and expert management, you gain the same advantages as billion-dollar investors—all starting with just $10. Here's how you can get started:

1 **Tell us about yourself**
Create your account in less than 5 minutes.

2 **Choose your portfolio**
Pick a strategy that matches your goals (e.g., income, growth, or balanced) – not sure? We'll help you.

3 **Invest**
Start with just $10 and let us diversify your portfolio across top-tier funds: real estate, venture, and private credit.

4 **We'll manage it for you**
Fundrise keeps adding new assets to your portfolio over time to increase diversification. No extra work is needed from you.



Direct investment

We'll take care of managing and growing your portfolio, but if you ever want to take a more active role, you always have the option to invest directly in funds that align with your interests.

Get Started

High-performing assets benefiting Fundrise investors



North Myrtle Development — Myrtle Beach, SC

A 372-unit multifamily community with a standout 16%[1] fixed return, North Myrtle Beach delivers high-end residential options to a fast-growing region.



Mont Belvieu — Houston Metro, TX

A 347-unit investment with a fixed 13.5%[1] return. This property is uniquely positioned as the sole multifamily component within a large mixed-use development.


Lemon Creek Ranch
Multifamily

Lemon Creek Ranch — San Antonio Metro, TX

A 349-unit project offering 13.5%[1] fixed return. This investment benefits from constrained supply and exceptional local growth.

Add Fundrise to your portfolio

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

BUSINESS INSIDER
Best Real Estate Investing Apps

Inc. 5000
Fastest-Growing Private Companies in America

Deloitte.
Technology Fast 500

CNBC
World's Top 250 Fintech Companies

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of their investment agreements and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

Any third party publications reflect solely the opinions of the authors, do not reflect the views of Fundrise, and Fundrise does not independently certify the information contained therein. Any such content is meant for informational purposes only and is not intended to serve as a recommendation to buy or sell any security, and is not an offer or sale of any security, and is not intended to serve as the basis for any investment decision. Past performance is not indicative of future results, and all investments may result in total or partial loss.

Fundrise was selected as one of the Best Real Estate Investing Apps for non-accredited investors by Business Insider on July 30, 2024. It was considered among real estate investing apps based on criteria including, but not limited to, fees, investment strategies, user experience, and investor services, such as access to diverse real estate assets, educational resources, and customer support. Information was gathered from the apps' websites, conversations with company representatives, and additional third-party reports. No compensation was exchanged for this recognition. The author is not a client of Fundrise; views may not be representative. For more information, visit here.

Fundrise was selected as one of the Fastest-Growing Private Companies in America by Inc5000 in August 2023. It was considered among an unknown number of competitors based on criteria including, but not limited to, revenue growth, business model innovation, and market impact. Information was gathered from company-submitted data, augmented by independent research, and third-party reports. No compensation was exchanged for this recognition. The author is not a client of Fundrise. For more information, visit here.

Fundrise was recognized as one of the Deloitte Technology Fast 500 companies in December 2024. It was considered among an unknown number of competitors based on criteria including, but not limited to, company history, revenue growth, and the contribution of proprietary IP and/or technology to operating revenue. This ranking is compiled from company-submitted data and public company database research conducted by Deloitte LLP. No compensation was exchanged for this recognition. The author is not a client of Fundrise. For more information, visit here.

Fundrise was selected as one of the World's Top 250 Fintech Companies by CNBC in July 2024. It was considered among 2000 fintech companies based on criteria including, but not limited to, innovation in financial technology, market impact, user experience, and the range of services offered, such as real estate investment opportunities and customer support. Information was gathered from company websites, conversations with company representatives, and additional third-party reports. No compensation was exchanged for this recognition. The author is not a client of Fundrise; views may not be representative. For more information, visit here.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Hi,

As you continue to consider investing with Fundrise, I wanted to highlight one of our investments that exemplifies the unique opportunities we're identifying in today's market.

We've secured a preferred equity position in **North Myrtle Development**, a premium 372-unit multifamily community in North Myrtle Beach, South Carolina.

This investment offers a **16%[1] fixed annual gross return**. By structuring preferred equity positions like this one, we're able to capitalize on today's market dynamics while maintaining strong downside protection.

Key investment details:

- 372-unit community featuring high-end finishes and modern amenities
- Preferred equity structure with strong downside protection
- Located in a high-demand rental market with sustained growth
- Backed by over $10.9M in subordinate equity, further reducing risk

As always, Fundrise remains committed to sourcing investments that align with our long-term objectives of delivering strong, stable returns. Our broad and diversified portfolio aims to provide consistent distributions over the long term, regardless of market cycles and economic conditions.

You can start investing with Fundrise in minutes and with as little as $10. If you have any questions, just reply to this email.

Best,
Thomas Eden
Investor Relations

Disclaimer: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

Hi ,

I wanted to share an update on our **Income Real Estate Fund**, which is open for investments and continues to deliver strong results for income-focused investors. The Fund strategically deploys capital into a diversified portfolio of real estate debt investments, with a particular focus on residential real estate in the Sunbelt region.

Here's a quick snapshot of 2024 performance:

- **7.9%** annual dividend
- **8.3%** total return[1]
- **$75M+** in new preferred equity investments at higher gross returns than our existing portfolio

Some of our latest preferred equity investments:

- North Myrtle Development (Myrtle Beach, SC) – **16%**[2] fixed return
- Mont Belvieu (Houston Metro) – **13.5%**[2] fixed return
- Lemon Creek Ranch (San Antonio Metro, TX) – **13.5%**[2] fixed return
- Saltese Creek (Spokane Valley, WA) – **13.25%**[2] fixed return
- Augusta Development (North Augusta, GA) – **13%**[2] gross return
- Charlotte Development (Charlotte, NC) – **13%**[2] fixed return

Reply to this email if you'd like more details or if you'd like to get started— as always, you can invest in just a few minutes and with as little as $10.

Start investing.

Best,
Thomas Eden
Investor Relations

Exhibit A: Trailing 1-year and since inception cumulative returns of the Income Real Estate Fund through December 31, 2024[1]
Income Real Estate Fund:

- 1 year: 8.30%
- Since inception: 22.34%

Disclaimer: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

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1. This return figure represents the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested.

2. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Hi

Thanks for considering Fundrise. If you're still exploring your options, I thought it might be helpful to share a quick overview of how we make sophisticated investing accessible to everyone—including you.

With our smart technology and expert management, you can gain the same advantages as billion-dollar investors, starting with just $10.

Here's how it works:

1. **Tell us about yourself:** Create your account in less than 5 minutes.
2. **Choose your portfolio:** Select a strategy that aligns with your goals (income, growth, or balanced). Not sure? We'll help.
3. **Invest:** Start with just $10 and get exposure to top-tier funds: real estate, venture, and private credit.
4. **We'll manage it for you:** Fundrise continually adds new assets to your portfolio over time for greater diversification—no extra work is needed on your end.

Just reply to this email if you'd like more details or if you'd like to get started— as always, you can start investing in just a few minutes and with as little as $10.

Best,
Thomas Eden
Investor Relations

P.S. Have you seen our latest investments?

- North Myrtle Development (Myrtle Beach, SC): 16%[1] fixed return, a 372-unit multifamily community in a high-growth region.
- Mont Belvieu (Houston Metro, TX): 13.5%[1] fixed return, a 347-unit investment positioned as the sole multifamily component within a large mixed-use development.

Disclaimer: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

---

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036